Exhibit 99.1

PONY AI Inc. Files Its Annual Report on Form 20-F and Publishes Inaugural Environmental, Social and Governance Report

GUANGZHOU, China, April 22, 2026 (GLOBE NEWSWIRE) -- Pony AI Inc. (“Pony.ai” or the “Company”) (NASDAQ: PONY; HKEX: 2026), a global leader in achieving large-scale mass production and commercialization of autonomous driving technology, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2025, with the U.S. Securities and Exchange Commission (the “SEC”). The annual report can be accessed on the Company’s investor relations website at https://ir.pony.ai.

The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to the Company’s Investor Relations Department at ir@pony.ai.

The Company today also announced that it published its inaugural 2025 Environmental, Social and Governance (“ESG”) Report (the “Report”). The Report outlines the Company’s ESG framework, strategies, and performance across key areas, and reflects Pony.ai’s dedication to integrating responsible practices into its long-term growth strategy as it advances the large-scale commercialization of autonomous driving technology. To promote environmental conservation, we encourage you to access the electronic version of the Report available on the ESG section of the Company’s investor relations website.

About Pony AI Inc.

Pony AI Inc. (NASDAQ: PONY; HKEX: 2026), founded in 2016, is a global leader in achieving large-scale mass production and commercialization of autonomous driving technology. Pony.ai is committed to delivering safe, advanced, and reliable autonomous driving technology and solutions. At the heart of Pony.ai’s strategy is its proprietary world model PonyWorld and its Virtual Driver technology. Together, they power the development and scaling of its Robotaxi services, Robotruck services, and licensing and applications businesses. With operations spanning China, Europe, East Asia, the Middle East, and beyond, Pony.ai stands among a select few companies globally to achieve fully driverless commercial operations. Pony.ai has forged deep and extensive partnerships across the autonomous driving value chain, enabling it to accelerate the commercialization of autonomous driving in line with its ultimate vision: “Autonomous Mobility Everywhere.” For more information, please visit: https://ir.pony.ai.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. Statements that are not historical facts, including statements about Pony. Ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Pony.ai’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Pony.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Pony.ai

Investor Relations

Email: ir@pony.ai